The Board of Directors

Community National Bank

We consent to the incorporation in the registration statement on Form S-4 of Community National Corporation of our report dated January 5, 2001, relating to the balance sheet for Community National Bank as of December 31, 2000, and the related statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 2000.

/s/ J.D. Cloud & Co. L.L.P.

Certified Public Accountants

March 5, 2001